UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No. 5)*

INSURANCE AUTO AUCTIONS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
 (Title of Class of Securities)

457875102
 (CUSIP Number)

George F. Hamel, Jr.
ValueAct Capital
435 Pacific Avenue, Fourth Floor
San Francisco, CA  94133  USA
(415) 362-3700
 (Name, address and telephone number of Person Authorized to Receive Notices and Communications)

Copy to:
Christopher G. Karras, Esq.
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793
(215) 994-4000

March 15, 2005
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 457875102	Page 2 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	ValueAct Capital Partners, L.P.

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 1,550,310 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 1,550,310 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	1,550,310 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	13.1%

14)	Type of Reporting Person (See Instructions)	PN

** See Item 5

CUSIP NO. 457875102	Page 3 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	ValueAct Capital Partners II, L.P.

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 219,692 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 219,692 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	219,692 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	1.9%

14)	Type of Reporting Person (See Instructions)	PN

** See Item 5

CUSIP NO. 457875102	Page 4 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	ValueAct Capital International, Ltd.

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 0 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 0 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	0 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	0%

14)	Type of Reporting Person (See Instructions)	PN

** See Item 5

CUSIP NO. 457875102	Page 5 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	ValueAct Capital Master Fund, L.P.

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	British Virgin Islands

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 3,427,261 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 3,427,261 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,427,261 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	28.9%

14)	Type of Reporting Person (See Instructions)	PN

** See Item 5

CUSIP NO. 457875102	Page 6 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	ValueAct Capital Partners Co-Investors, L.P.

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 43,139 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 43,139 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	43,139 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	0.4%

14)	Type of Reporting Person (See Instructions)	PN

** See Item 5

CUSIP NO. 457875102	Page 7 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	VA Partners, L.L.C.

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	Delaware

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 3,470,400 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 3,470,400 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,470,400 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	29.3%

14)	Type of Reporting Person (See Instructions)	00 (LLC)

** See Item 5

CUSIP NO. 457875102	Page 8 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	Jeffrey W. Ubben

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 3,470,400 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 3,470,400 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,470,400 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	29.3%

14)	Type of Reporting Person (See Instructions)	IN

** See Item 5

CUSIP NO. 457875102	Page 9 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	George F. Hamel, Jr.

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 0
Reporting Person With
		8)	Shared Voting Power 3,470,400 **

		9)	Sole Dispositive Power 0

		10)	Shared Dispositive Power 3,470,400 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,470,400 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	29.3%

14)	Type of Reporting Person (See Instructions)	IN

** See Item 5

CUSIP NO. 457875102	Page 10 of 16 Pages

SCHEDULE 13D

1)	Name of Reporting Persons	Peter H. Kamin

I.R.S. Identification Nos. of Above Person (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) (b)	☒ ☐

3)	SEC Use Only

4)	Source of Funds (See Instructions)	N/A

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6)	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned By Each		7)	Sole Voting Power 58,457
Reporting Person With
		8)	Shared Voting Power 3,470,400 **

		9)	Sole Dispositive Power 58,457

		10)	Shared Dispositive Power 3,470,400 **

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,528,857 **

12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13)	Percent of Class Represented by Amount in Row (11)	29.8%

14)	Type of Reporting Person (See Instructions)	IN

** See Item 5

CUSIP NO. 457875102	Page 11 of 16 Pages

THE PURPOSE OF THIS AMENDMENT NO. 5 TO SCHEDULE 13D IS TO AMEND ITEM 5 OF REPORTS FILED BY THE REPORTING PERSONS.  THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY PROVIDED.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety to read as follows:

(a), (b). Set forth below is the beneficial ownership of shares of Common Stock of the Issuer for each of (a) ValueAct Capital Partners, L.P. (“ValueAct Partners”), (b) ValueAct Capital Partners II, L.P. (“ValueAct Partners II”), (c) ValueAct Capital International, Ltd. (“ValueAct International”) (d) ValueAct Capital Master Fund, L.P. (“ValueAct Master Fund”), (e) ValueAct Capital Partners Co-Investors, L.P. (“ValueAct Co-Investors”), (f) VA Partners, L.L.C. (“VA Partners”), (g) Jeffrey W. Ubben, (h) George F. Hamel, Jr. and (i) Peter H. Kamin (collectively, the “Reporting Persons”).  At the date of this filing, ValueAct Partners, ValueAct Partners II and ValueAct International have contributed assets (including the beneficial ownership of shares of Common Stock of the Issuer) to ValueAct Master Fund in exchange for proportional limited partnership interests in ValueAct Master Fund. Shares reported as beneficially owned by each of ValueAct Partners, ValueAct Partners II, ValueAct Master Fund and ValueAct Co-Investors are also reported as beneficially owned by VA Partners, as investment manager or General Partner of each of such investment partnerships, and by the Managing Members as controlling persons of the General Partner. VA Partners and the Managing Members also, directly or indirectly, may own interests in one or both of such partnerships from time to time. Unless otherwise indicated below, by reason of such relationships each of the partnerships is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Stock with VA Partners and the Managing Members.

The Issuer has granted (a) 49,000 options to Mr. Kamin, (b) 19,000 options to Mr. Ubben, and (c) 15,000 options granted to Mr. Todd Bourell.  Under an agreement with ValueAct Master Fund, Mr. Kamin, Mr. Ubben and Mr. Bourell are deemed to hold the options for the benefit of ValueAct Partners, ValueAct Partners II, ValueAct Master Fund and ValueAct Co-Investors and indirectly for VA Partners as general partner of ValueAct Partners, ValueAct Partners II, ValueAct Master Fund and ValueAct Co-Investors.

ValueAct Partners is the beneficial owner of 1,550,310 shares of Common Stock, representing approximately 13.1% of the Issuer’s outstanding Common Stock. ValueAct Partners II is the beneficial owner of 219,692 shares of Common Stock, representing 1.9% of the Issuer’s outstanding Common Stock. ValueAct International is the beneficial owner of 0 shares of Common Stock. ValueAct Master Fund is the beneficial owner of 3,427,261 shares of Common Stock, which includes the right to acquire 82,000 shares of Common Stock upon the exercise of outstanding options, representing 28.9% of the Issuer’s outstanding Common Stock. ValueAct Co-Investors is the beneficial owner of 43,139 shares of Common Stock, which includes the right to acquire 1,000 shares of Common Stock upon the exercise of outstanding options, representing 0.4% of the Issuer’s outstanding Common Stock. VA Partners and each of the Managing Members may be deemed the beneficial owner of an aggregate of 3,470,400 shares of Issuer Common Stock, which includes the right to acquire 83,000 shares of Common Stock upon the exercise of outstanding options, representing approximately 29.3% of the Issuer’s outstanding Common Stock. In addition to the 3,470,400 shares of Issuer Common Stock which Mr. Kamin may be deemed to beneficially own by reason of his being a Managing Member, Mr. Kamin also personally owns 58,457 shares of Common Stock (or, when combined with the 3,470,400 shares of Common Stock he may be deemed to beneficially own by reason of his being a Managing Member, 29.8% of the Issuer’s Common Stock). All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 11,853,123 outstanding shares of Common Stock as reported in the Issuer’s Form 10-K for the fiscal year ended December 26, 2004.

(c), (d) and (e) Not applicable.

CUSIP NO. 457875102	Page 12 of 16 Pages

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

          (1)          Joint Filing Agreement.

CUSIP NO. 457875102	Page 13 of 16 Pages

SIGNATURE

          After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Dated: March 15, 2005	VALUEACT CAPITAL MASTER FUND, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VALUEACT CAPITAL PARTNERS, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VALUEACT CAPITAL PARTNERS II, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VALUEACT CAPITAL PARTNERS CO-INVESTORS, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

CUSIP NO. 457875102	Page 14 of 16 Pages

Dated: March 15, 2005	VALUEACT CAPITAL INTERNATIONAL, LTD.
By:	VA PARTNERS, L.L.C., its Investment Manager

By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VA PARTNERS, L.L.C.

By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	/s/ JEFFREY W. UBBEN

Jeffrey W. Ubben

Dated: March 15, 2005	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr.

Dated: March 15, 2005	/s/ PETER H. KAMIN

Peter H. Kamin

CUSIP NO. 457875102	Page 15 of 16 Pages

EXHIBIT INDEX

No.	Description

(1)	Joint Filing Agreement

CUSIP NO. 457875102	Page 16 of 16 Pages

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Insurance Auto Auctions, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

Dated: March 15, 2005	VALUEACT CAPITAL MASTER FUND, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VALUEACT CAPITAL PARTNERS, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VALUEACT CAPITAL PARTNERS II, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VALUEACT CAPITAL PARTNERS CO-INVESTORS, L.P.
	By:	VA PARTNERS, L.L.C., its General Partner

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VALUEACT CAPITAL INTERNATIONAL, LTD.
	By:	VA PARTNERS, L.L.C., its Investment Manager

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	VA PARTNERS, L.L.C.

	By:	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr. Managing Member

Dated: March 15, 2005	/s/ JEFFREY W. UBBEN

Jeffrey W. Ubben

Dated: March 15, 2005	/s/ GEORGE F. HAMEL, JR.

George F. Hamel, Jr.

Dated: March 15, 2005	/s/ PETER H. KAMIN

Peter H. Kamin